SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

Current Report Pursuant
to Section 13 or 15(d) of the
Securities Exchange Act of 1934

January 26, 2004

Date of Report (Date of earliest event reported)



SIERRA HEALTH SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	1-8865	88-0200415
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2724 North Tenaya Way Las Vegas, Nevada		89128
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (702) 242-7000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Item 9. Regulation FD Disclosure

On Tuesday, February 3, 2004, members of senior management of Sierra Health Services, Inc., or Sierra, are scheduled to present at the UBS Global Healthcare Services Conference. Sierra's presentation is expected to begin at approximately 9:00 a.m. Eastern Time. Investors, analysts and the general public are invited to listen to the audio portion of the presentation free over the Internet by visiting the Investors page at www.sierrahealth.com.

Anyone listening to Sierra management presentations will be presumed to have read Sierra's Annual Report on Form 10-K/A for the year ended December 31, 2002, and Quarterly Reports on Form 10-Q/A for the period ended March 31, 2003 and on Form 10-Q for the periods ended June 30, 2003 and September 30, 2003. Listeners should review cautionary statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Sierra expects to file its Annual Report on Form 10-K for the year ended December 31, 2003 by March 15, 2004.

Any statements made or issued that are not historical facts are forward-looking and should be considered in connection with certain cautionary statements contained in our Annual Report on Form 10-K/A for the year ended December 31, 2002. Such statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and identify important risk factors that could cause our actual results to differ materially from those expressed in any projected, estimated or forward-looking statements relating to Sierra.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


SIERRA HEALTH SERVICES, INC.
(Registrant)


Date: January 28, 2004


/S/ PAUL H. PALMER
Paul H. Palmer
Senior Vice President
Chief Financial Officer and Treasurer
(Chief Accounting Officer)
